SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(B) OR (G) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



                           GENEVA STEEL HOLDINGS CORP.
--------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)



                          Delaware                          Pending
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                 (State of incorporation or             (I.R.S. Employer
                        organization)                 Identification No.)



               10 South Geneva Road, Vineyard,               84058
                            Utah
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               (Address of principal executive             (Zip Code)
                          offices)



        SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

             Title of each class           Name of each exchange on which
             to be so registered           each class is to be registered
               Not Applicable                      Not Applicable



If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A.(c)(1), please check the following box. [_]

If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A.(c)(2), please check the following box. [_]



        SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:


                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                                (Title of class)

                 INFORMATION REQUIRED IN REGISTRATION STATEMENT


ITEM 1.     DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

GENERAL

The registrant, Geneva Steel Holdings Corp., is a newly-formed Delaware holding company created under the plan of reorganization of Geneva Steel Company, a Utah corporation. On February 1, 1999, Geneva Steel Company filed a petition for relief under Chapter 11 of the Title 11 of the U.S. Code, (Case No. 99-21130
GEC) with the United States Bankruptcy Court, District of Utah, Central Division. The Geneva Steel Company Third Amended Plan of Reorganization, as modified, was approved by the court on November 22, 2000.

Under the plan, Geneva Steel Company's operations will be reorganized such that Geneva Steel Company will become a wholly-owned subsidiary of the registrant. The registrant is authorized to issue equity of Forty Million (40,000,000) shares of common stock, par value $.01 per share, and ten million (10,000,000) shares of preferred stock. Geneva Steel Company has applied to have its common stock traded on the Nasdaq National Market System, subject to the satisfaction of applicable listing requirements.

COMMON STOCK

The following is a summary of the rights of holders of shares of common stock.

Dividends; Liquidation Rights; No Preemptive Rights
---------------------------------------------------

Holders of common stock:

(i) have equal and ratable rights to dividends from funds legally available therefor when, as and if declared by the board of directors, subject to any rights of the holders of preferred stock;

(ii) subject to any rights of the holders of preferred stock, are entitled to share ratably in any distribution to holders of common stock upon liquidation; and

(iii) do not have preemptive rights. The common stock will not be subject to calls, assessments or rights of redemption by the registrant.

The outstanding shares of common stock are, and the shares to be issued in the reorganization will be, fully paid and non-assessable. The common stock is freely transferable. There are no provisions discriminating against any existing or prospective holder of common stock as a result of a security holder owning a substantial amount of securities.

Voting
------

The holders of common stock are entitled to one vote per share on all matters submitted to a vote of stockholders. Holders of shares of common stock will be entitled to vote for the election of directors of the registrant and for all other purposes.

Each share of the company's class A preferred stock converts into one share of the company's common stock, subject to adjustment under circumstances described in the preferred stock certificate of designation. Holders of the company's class A convertible preferred stock vote together with the common stock, and each share of class A convertible preferred stock has the number of votes it would have if the preferred stock were converted into common stock - currently on a one-for-one basis. So, currently each share of outstanding common stock and each share of outstanding class A preferred stock has one vote per share.

Except as otherwise provided by law and as described below, the vote of the holders of at least a majority of the outstanding shares of voting stock present, in person or by proxy, at any regular or special meeting at which a quorum is present will be required to take action. Under the certificate of incorporation, any action required or permitted to be taken by the stockholders of the registrant must be effected at a duly called annual or special meeting of such stockholders and may not be effected by any consent in writing by such stockholders.

Except as otherwise provided by law, the vote of the holders of at least two-thirds of the outstanding shares of voting stock, voting together as a class, will be required to amend, delete, adopt any provision inconsistent with the following provisions in the certificate of incorporation:

(i) the terms of Article V of the certificate of incorporation - which article covers the number, tenure, classification, removal of, and filling of vacancies among, directors; and

(ii) the terms of Article VI of the certificate of incorporation - which article provides that stockholder action must be taken at annual or special meeting of stockholders and not by written consent, and provides that special meetings of stockholders only may be called by the Chairman of the Board, President or the Board of Directors;

(iii) the terms of Article VII of the certificate of incorporation - which article requires that the vote of the holder of at least two-thirds of the outstanding shares of voting stock, voting together as a class, will be required to adopt, amend and repeal the by-laws;

Classified Board of Directors
-----------------------------

The initial board of directors of the registrant will consist of ten persons. The board of directors is divided into three classes, with each class as nearly equal in number as possible. Subject to the rights of the holders of any series of preferred stock to elect directors, the number of directors will be fixed from time to time exclusively according to a resolution adopted by a majority of the entire board. The initial board of directors will be divided, with respect to the time for which they severally hold office, into three classes - three persons in the first class, with the term of office of that class of directors to expire at the 2002 annual meeting of stockholders, three persons in the second class of directors, with the term of office of that class of directors to expire at the 2003 annual meeting of stockholders, and a third class of directors, with the term of office of that class of directors to expire at the 2004 annual meeting of stockholders, with each director to hold office until his or her successor is duly elected and qualified.

At each annual meeting of stockholders, commencing with the 2002 annual meeting,
(i) directors elected to succeed those directors whose terms then expire will be elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election, with each director to hold office until his or her successor is duly elected and qualified, and (ii) if authorized by a resolution of the board of directors, directors may be elected to fill any vacancy on the board of directors, regardless of how such vacancy is created.

Directors of the registrant will be selected by a plurality of the votes of the shares entitled to vote in the election of directors.

Anti-takeover Provisions
------------------------

The following are various provisions of the registrant's certificate of incorporation and bylaws that may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

Although the board believes the anti-takeover provisions are beneficial to stockholders, the existence of the anti-takeover provisions also may tend to discourage open market purchases by a potential acquirer and some takeover bids. As a result, the registrant's stockholders may be deprived of opportunities to sell some or all of their shares at prices that are higher than prevailing market prices. The anti-takeover provisions in theory may decrease the market price of the registrant's common stock by making the stock less attractive to persons who invest in securities in anticipation of price increases from potential acquisition attempts. On the other hand, defeating undesirable acquisition offers can be a very expensive and time-consuming process. To the extent the anti-takeover provisions discourage undesirable proposals, we may be able to avoid those expenditures of time and money.

The anti-takeover provisions may make it more difficult and time consuming for a potential acquirer and existing stockholders to obtain control of the registrant through replacing the registrant's board of directors and management. This is the case even if a majority of the stockholders believes such replacement is in the best interests of the registrant. As a result, the anti-takeover Provisions may tend to perpetuate the incumbent board of directors and management.

A.    Authorized Common Stock
      -----------------------

      The registrant's certificate of incorporation authorizes the issuance of up to 40,000,000 shares of its common stock. The registrant will issue on or after the effective date of the plan, between 6,898,137 and 7,685,000 shares of common stock. After the reorganization, the registrant's board of directors may authorize the issuance of additional shares of its common stock without further action by its stockholders, unless such action is required in a particular case by applicable laws or regulations or by any stock exchange upon which its capital stock may be listed. The registrant's certificate of incorporation does not provide preemptive rights to its stockholders.

      The authority to issue additional shares of the common stock provides the registrant with the flexibility necessary to meet its future needs without the delay resulting from seeking stockholder approval. The authorized but unissued shares of common stock will be issuable from time to time for any corporate purposes, including, without limitation, stock splits, stock dividends, employee benefit and compensation plans, acquisitions, and public or private sales for cash as a means of raising capital. Such shares could be used to dilute the stock ownership of persons seeking to obtain control of the registrant. In addition, the sale of a substantial number of shares of the registrant's common stock to persons who have an understanding with us concerning the voting of such shares, or the distribution or declaration of a dividend of shares of its common stock to stockholders, may have the effect of discouraging or increasing the cost of unsolicited attempts to acquire control of the registrant.

B.    Classified Board of Directors and Absence of Cumulative Voting
      --------------------------------------------------------------

      The registrant's certificate of incorporation provides that its board of directors is divided into three classes, with each class to be as nearly equal in number as possible, described above. The effect of the registrant having a classified board of directors is that only approximately one-third of the members of the board are elected each year. Consequently, two annual meetings are effectively required for the registrant stockholders to change a majority of the members of the board.

      Each stockholder is entitled to one vote for each share of its common stock held and is not entitled to cumulative voting rights in the election of directors. With cumulative voting, a stockholder would have the right to cast a number of votes equal to the total number of such holders' shares multiplied by the number of directors to be elected. The stockholder would have the right to cast all of such holder's votes in favor of one candidate or to distribute such holder's votes in any manner among any number of candidates. Directors are elected by a plurality of the total votes cast by all stockholders. With cumulative voting, it may be possible for minority stockholders to obtain representation on the board of directors. Without cumulative voting, the holders of more than 50% of the shares of the registrant's common stock generally have the ability to elect 100% of the directors. As a result, the holders of the remaining common stock effectively may not be able to elect any person to the board of directors. The absence of cumulative voting, therefore, could make it more difficult for a stockholder who acquires less than a majority of the shares of the registrant's common stock to obtain representation on its board of directors.

C.    Special Meetings of Stockholders
      --------------------------------

      Special meetings of stockholders of the registrant may be called only by the chairman of the board or president of the registrant or the board of directors of the registrant pursuant to a resolution approved by a majority of the entire such board of directors which the registrant would have if there were no vacancies.

D.    Actions by Stockholders without a Meeting
      -----------------------------------------

      The registrant's certificate of incorporation provides that any action required or permitted to be taken by its stockholders must be effected at a duly called meeting of stockholders and may not be effected by any written consent by the stockholders. These provisions would prevent stockholders from taking action, including action on a business combination, except at an annual meeting or special meeting called by the board of directors or the president, even if a majority of the stockholders were in favor of such action.

E.    Super Majority Voting Provisions
      --------------------------------

      As discussed above, except as otherwise provided by law, the vote of the holders of at least two-thirds of the outstanding shares of voting stock, voting together as a class, will be required to amend, delete, adopt any provision inconsistent with the following provisions in the certificate of incorporation:

      (i) the terms of Article V of the certificate of incorporation - which article covers the number, tenure, classification, removal of, and filling of vacancies among, directors; and

      (ii) the terms of Article VI of the certificate of incorporation - which article provides that stockholder action must be taken at annual or special meeting of stockholders and not by written consent, and provides that special meetings of stockholders only may be called by the Chairman of the Board, President or the Board of Directors;

      (iii) the terms of Article VII of the certificate of incorporation - which article requires that the vote of the holder of at least two-thirds of the outstanding shares of voting stock, voting together as a class, will be required to adopt, amend and repeal the by-laws;

F.    Removal of Directors
      --------------------

      Under the registrant's certificate of incorporation, any director or the entire board of directors may be removed only for cause and only by the affirmative vote of the holders of at least two-thirds of the registrant's voting stock.

OTHER AUTHORIZED CLASSES OF SECURITIES:  PREFERRED STOCK

Geneva Steel Holdings Corp. will on the effective date of its plan of reorganization commence a rights offering of rights to purchase 2,315,000 shares of its class A convertible preferred stock.

The holders of the shares of class A convertible preferred stock are entitled to receive dividends at twelve percent (12%) per annum per share of class A convertible preferred stock. Eight percent (8%) of the dividend will be paid in cash and four percent (4%) of the dividend will be paid in shares of common stock at a value based on the fair market value of such shares. In the event cash dividends cannot be paid, or there are no funds legally available for such payment, such cash dividends will be paid to the extent allowed by law by the issuance of fully paid and nonassessible shares of common stock equal to (i) 1.85% (ii) multiplied by the number of outstanding shares of common stock and class A convertible preferred stock (iii) multiplied by a fraction, the numerator of which is the number of outstanding shares of class A convertible preferred stock and the denominator of which is 2,315,000. In the event cash dividends are only partially paid, then the remainder will be paid to the extent allowed by law, by issuing fully paid and nonassessible shares of common stock equal to the percent of the cash dividends not paid multiplied by (i) 1.85% (ii) multiplied by the number of outstanding shares of common stock and class A convertible preferred stock (iii) multiplied by a fraction, the numerator of which is the number of outstanding shares of class A convertible preferred stock and the denominator of which is 2,315,000. For purposes of the four-percent dividend, fair market value is determined based on the closing price of the shares of the Nasdaq Network Market System or market on which the shares are traded for the thirty (30) business days ending on the fifth (5th) business day before the dividend payment date.

The holders of the shares of class A preferred stock are entitled to receive dividends and dividends in arrears before they are declared and paid upon or set aside for the common stock. In the event of any liquidation, dissolution or winding up of the registrant, whether voluntary or involuntary, the holder of any share of class A preferred stock will be entitled to be paid out of the assets of the registrant available for distribution to its stockholders, whether from capital, surplus or earnings, before any payment will be made to the holders of any common stock, an amount equal to the liquidation preference for each share of class A preferred stock held by such holder.

Holders of shares of class A preferred stock will be entitled to vote, together with the holders of shares of common stock as a single class. Each share of class A preferred stock will entitle the holder to such number of votes per share as will equal the number of full and fractional shares of common stock into which each share of class A preferred stock is then convertible upon application of a conversion ratio then in effect.

All, none or any portion of the 2,315,000 shares of class A convertible preferred stock may be purchased under the rights offering.

Additionally, the registrant's board of directors may provide for the issuance of preferred stock in one or more classes or series, and may fix for each such class or series such voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as will be stated and expressed in the resolution or resolutions adopted by the board of directors providing for the issuance of such class or series. The shares of any series of preferred stock will be, when issued, fully paid and nonassessible.


ITEM 2.     EXHIBITS.

2.1 Geneva Steel Company's Third Amended Plan of Reorganization, as modified, under Chapter 11 of the Bankruptcy Code.

3.1 Form of Amended and Restated Certificate of Incorporation of the Registrant, to be filed with the Secretary of State of the State of Delaware.

3.2   Form of Amended and Restated By-laws of the Registrant.

3.3 Form of Certificate of Designation for Class A Convertible Preferred Stock of Registrant.

4.1   Specimen of Common Stock Certificate.

99.1  Confirmation Order

                                 EXHIBIT INDEX


Exhibit

2.1 Geneva Steel Company's Third Amended Plan of Reorganization, as modified, under Chapter 11 of the Bankruptcy Code.

3.1 Form of Amended and Restated Certificate of Incorporation of the Registrant, to be filed with the Secretary of State of the State of Delaware.

3.2   Form of Amended and Restated By-laws of the Registrant.

3.3 Form of Certificate of Designation for Class A Convertible Preferred Stock of Registrant.

4.1   Specimen of Common Stock Certificate.

99.1  Confirmation Order

                                    SIGNATURE

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this registration statement on Form 8-A to be signed on its behalf by the undersigned, thereto duly authorized.


                                          GENEVA STEEL HOLDINGS CORP.



Dated: November 29, 2000                  By:   /s/ Ken Johnsen
                                              ---------------------------
                                          Name:   Ken Johnsen
                                          Title:  Executive Vice President